Eurasian Minerals Inc.

NEWS RELEASE

Eurasian Minerals Announces Antofagasta’s Selection of the Iekelvare Designated Project for Copper Exploration in Sweden

Vancouver, British Columbia, April 25, 2013 (TSX Venture: EMX; NYSE MKT: EMXX) --Eurasian Minerals Inc. (the "Company" or "EMX”) is pleased to announce the selection of the Iekelvare Designated Project in Sweden pursuant to the Strategic Alliance and Earn-In Agreement dated February 17, 2011 (the “Alliance Agreement”), executed by the Company and Antofagasta Minerals S.A. (“Antofagasta”), a wholly-owned subsidiary of Antofagasta plc. Iekelvare joins Kiruna South (see February 18, 2011 Company news release) as a Designated Project in Sweden, with both projects selected from EMX’s property portfolio based upon their exploration prospectivity. Antofagasta can earn up to a 70% interest in a Designated Project through a combination of cash payments and work commitments that result in a NI 43-101 compliant feasibility study.

EMX is conducting copper exploration in Sweden funded by Antofagasta under the Alliance Agreement. The Company’s work at Iekelvare identified prospective copper-gold targets through field mapping and the integration of comprehensive exploration databases. EMX and Antofagasta have work programs that are either underway, or planned for later in 2013, at both Iekelvare and Kiruna South.

Iekelvare Designated Project. The Iekelvare Designated Project (“DP”) consists of EMX’s 5,250 hectare “Iekelvare 1” exploration license in Norrbotten County, Northern Sweden. The project is situated within a province of Iron-Oxide-Copper-Gold (“IOCG”) style deposits in the region. Exploration work conducted by the Swedish Geologic Survey (“SGU”) in the 1970’s demonstrated the presence of copper-rich boulders and copper geochemical anomalies in glacial till materials, as well as bedrock hosted copper and gold mineralization in the area.

A Phelps Dodge Exploration Sweden (“PDES”) and Beowulf Gold plc joint venture carried out further exploration work from 2003-2005, including twelve diamond drill holes totaling over 1,400 meters. Drill hole D1-MAJ intersected 110.3 meters (34.8 -145.1 m) averaging 0.38% copper and 0.50 g/t gold (true width unknown) along what has been interpreted as a contact zone between granitic and dioritic units. Six additional holes intersected anomalous levels of copper mineralization (i.e., > 0.1% Cu). Styles of mineralization seen in the area include zones of massive chalcopyrite with actinolite and iron-oxide-rich mineralization that resemble IOCG deposits. The joint venture’s exploration drilling was limited to relatively small areas on the property, and several geochemical and geophysical anomalies remain untested.

EMX has conducted reconnaissance geologic mapping, as well as rock (n=57) and boulder (n=3) sampling at Iekelvare. This work yielded seven rock samples with anomalous copper (gold) geochemistry, including results of 6.62% copper with 0.673 ppm gold, 884 ppm copper with 0.519 ppm gold, and 938 ppm copper (nil gold). EMX’s field evaluation verified the styles of mineralization identified by the SGU and the PDES JV’s previous work, and outlined a number of targets for follow-up exploration.

Designated Project Earn-In Terms. Antofagasta may earn an initial 51% interest in the DP by spending an aggregate of US $5 million over five years (the “First Option Expenditures”) and making a one-time cash payment to EMX on, or before the fifth anniversary equal to the product obtained by multiplying 225,000 pounds of copper times the average copper price for the previous 30 trading days.

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Antofagasta has the option to earn an additional 19% in the DP, for a total of 70%, by sole funding work commitments resulting in the completion of a NI 43-101 compliant feasibility study. These “Second Option Expenditures” will initially consist of a minimum US $3 million over three years, with minimum expenditures of US $2 million per year thereafter until the feasibility study is completed. In addition, to complete the 70% earn-in, Antofagasta will make another cash payment to EMX equal to the product obtained by multiplying 225,000 pounds of copper times the average copper price for the previous 30 trading days.

In the event Antofagasta completes the earn-in requirements to hold a 70% interest in the DP, each party will fund its respective share of further expenditures on a go-forward basis. Standard dilution clauses will apply, and if either party’s interest is diluted below 10%, their interest will automatically be converted to a 2% NSR. EMX retains the right to convert its participating interest in the DP into a 2% net smelter return at any time after Antofagasta earns its 70% interest in such DP, and until commercial production is reached. The conversion option also includes an annual advance royalty payment equal to the product obtained by multiplying 90,000 pounds of copper times the average copper price for the previous 30 trading days.

If Antofagasta fails to complete the Second Option Expenditures the parties’ interests in the DP will remain at Antofagasta 51% and EMX 49%, but EMX will take control and management of the project.

EMX Properties Available for Partnership. In addition, EMX is advancing the Storåsen, Aitik South, and Norrmyran properties outside of the Strategic Regional Alliance with Antofagasta. The Storåsen copper-gold-PGE project contains a zone of drill-defined mineralization, surface geochemical anomalies, mineralized boulders, and multiple mineral occurrences for follow-up testing. The Aitik South copper-gold project contains several historic prospects, and is located along strike of the Salmijärvi copper and gold deposit. Salmijärvi is a satellite deposit to Boliden AB’s Aitik copper and gold mine. The Norrmyran copper-gold project hosts porphyry style alteration and mineralization exposed in outcrop over a six square kilometer area. EMX’s Storåsen, Aitik South, and Norrmyran projects are currently available for partnership.

Comments on Sampling, Assaying, and QA/QC. EMX's exploration samples were collected in accordance with accepted industry standards and guidelines. The samples were submitted to ALS Chemex laboratories in Piteå, Sweden for sample preparation, and Vancouver, Canada (ISO 9001:2000 and 17025:2005 accredited) for analysis. Gold was analyzed by fire assay with an ICP finish, and copper underwent aqua regia digestion and analysis with ICP/AES techniques. As standard procedure, the Company conducts routine QA/QC analysis on all assay results, including the systematic utilization of certified reference materials, blanks, and duplicate samples.

About Antofagasta. Antofagasta Minerals SA (“AMSA”) is the mining division of Antofagasta plc. Antofagasta plc is listed on the London Stock Exchange and is a constituent of the FTSE-100 Index, with interests also in transport and water distribution. Currently, AMSA activities are primarily concentrated in Chile where it owns and operates four copper mines: Los Pelambres, Esperanza, El Tesoro and Michilla. The production in 2012 was 709,600 tonnes of copper, 12,200 tonnes of molybdenum and 299,900 ounces of gold. AMSA also has exploration, evaluation and/or feasibility programs in North America, Latin America, Europe, Asia, Australia, and Africa.

About EMX. Eurasian is a global gold and copper exploration company utilizing a partnership business model to explore the world’s most promising and underexplored mineral belts. Eurasian generates wealth via grassroots prospect generation, strategic acquisition and royalty growth.

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Tel: (604) 688-6390 Fax: (604) 688-1157
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Mr. Dean D. Turner, CPG, a Qualified Person as defined by National Instrument 43-101 and consultant to the Company, has reviewed, verified and approved disclosure of the technical information contained in this news release.

For further information contact:

David M. Cole	Valerie Barlow
President and Chief Executive Officer	Corporate Secretary
Phone: (303) 979-6666	Phone: (604) 688-6390
Email: Dave@EurasianMinerals.com	Email: Valerie@EurasianMinerals.com
Website: www.EurasianMinerals.com

The NYSE MKT, TSX Venture Exchange and the Investment Industry Regulatory Organization of Canada do not accept responsibility for the adequacy or accuracy of this release.

Forward-Looking Statements

This news release may contain “forward looking statements” that reflect the Company’s current expectations and projections about its future results. When used in this news release, words such as “estimate,” “intend,” “expect,” “anticipate,” “will” and similar expressions are intended to identify forward-looking statements, which, by their very nature, are not guarantees of the Company’s future operational or financial performance, and are subject to risks and uncertainties and other factors that could cause Eurasian’s actual results, performance, prospects or opportunities to differ materially from those expressed in, or implied by, these forward-looking statements. These risks, uncertainties and factors may include, but are not limited to: unavailability of financing, failure to identify commercially viable mineral reserves, fluctuations in the market valuation for commodities, difficulties in obtaining required approvals for the development of a mineral project, increased regulatory compliance costs, expectations of project funding by joint venture partners and other factors.

Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this news release or as of the date otherwise specifically indicated herein. Due to risks and uncertainties, including the risks and uncertainties identified in this news release, and other risk factors and forward-looking statements listed in the Company’s MD&A for the year ended December 31, 2012 (the “MD&A”) and most recently filed Annual Information Form for the year ended December 31, 2012 (the “AIF”), actual events may differ materially from current expectations. More information about the Company, including the MD&A, the AIF and financial statements of the Company, is available on SEDAR at www.sedar.com and on the SEC’s EDGAR website at www.sec.gov.

Suite 501 – 543 Granville Street, Vancouver, British Columbia V6C 1X8, Canada
Tel: (604) 688-6390 Fax: (604) 688-1157
www.EurasianMinerals.com